

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Mr. Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

  Re: K12 Inc.
    Preliminary Proxy Statement
    Filed October 8, 2010
    File No. 001-33883

Dear Mr. Packard:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe changes are appropriate, please tell us why in your response.

  After reviewing any amended filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Summary, page 4

1. We note the statement at the end of the third paragraph indicating that "Holdings agreed to accept Series A Special Stock in lieu of Common Stock or other securities even though shares of Series A Special Stock would not be freely tradeable…" However if common stock or other securities were issued to Holdings without registration, those securities would not have been "freely tradeable" either. Therefore it is not clear what is the significance of this statement. Please clarify.

Effect of Failure to Obtain Stockholder Approval of Proposal 1, page 7

2. We note from the second to last paragraph that you are required to take commercially reasonable actions not prohibited by law that are reasonably necessary to facilitate the redemption of the Series A Special Stock after July 23, 2011 to the extent required by the Certificate of Designation. Please explain what actions are required after July 23, 2011.

Insider Participation in the Issuance of the Series A Special Stock, page 14

3. Within this section please clarify the relationship between each of KC Distance Learning, Inc., KCDL Holdings LLC, Learning Group LLC, Knowledge Universe Education, L.P. and you, both before and to the extent applicable after the merger. Please specifically address which entities control which.

The Voting Agreement, page 21

4. We note the stockholders who are party to the Voting Agreement include Learning Group Partners, Knowledge Industries LLC and Cornerstone Financial Group LLC. Please revise to state so. Further, please explain their affiliation with the seller and your company. Also, we note at certain places in your document that you do not clearly describe the parties or actions involved. With a view toward presenting clearer disclosure, please consider revising the document in the appropriate places (such as your description of the Voting Agreement here and the bottom of page 9) to discuss the specific parties (and their affiliation to you) involved in the acquisition and ancillary agreements.

Background of the Acquisition, page 22

5. We note from the disclosure in the middle of page 15 that you acquired KC Distance Learning, Inc. from KDCL Holdings, Inc. for 2,750,000 shares of Series A Special Stock. We also note from the top of page 22 that Holdings is controlled by Knowledge Universe L.P.   Further, the table on page 29 shows that Learning Group LLC beneficially owns about 17% of your company or, as disclosed at the top of page 14, Learning Group and its affiliates own 5,256,527 shares of common stock. The fourth full paragraph on page 5 states the Series A Special Stock will convert into 2,750,000 shares of common stock and, when this amount is added to shares held by Learning and its affiliates, it will hold about 8,006,527 shares of common stock which is also disclosed at the top of page 14.

    You also state in the middle of page 10 that the Board of Directors was aware that Learning Group and its affiliates held a significant interest in K12 and had interests in the acquisition of KCDL and the issuance of Series A Special Stock that are different from other stockholders. Please tell us in more detail what were the special interests of Learning Group and its affiliates in the transaction and how the Board considered these interests consistent with its fiduciary duties. Further, please explain the relationship between Learning Group and its affiliates, on the one hand, and Knowledge Universe on the other hand. In this regard, we note your disclosure at the top of page 22 that your officers and employees have previously been employed by affiliates of Knowledge Universe and your disclosure under the Limited Guarantee section on page 21 that Learning Group is an affiliate of Holdings.

6. Each presentation, discussion, or report held with, or presented by, an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure to account for all material interactions with Duff & Phelps, LLC. Your disclosure indicates that in addition to preparation of their fairness opinion, Duff & Phelps acted as your financial advisor, both before and after formal engagement, and performed due diligence tasks.

Opinion of Duff & Phelps, LLC, page 27

7. We note that the description in the proxy statement regarding the relationship between Duff & Phelps and you does not provide a narrative and quantitative description of the fees paid or to be paid to Duff & Phelps. Please revise the proxy statement to provide such disclosure.

8. Please describe the particular financial analyses Duff & Phelps conducted to arrive at their fairness opinion and any material underlying data and information. Your discussion should include, but not be limited to, Duff & Phelps's comparison of you and KC Distance Learning, Inc. to certain other publicly traded companies and their comparison of the proposed transaction to other business combination transactions.

9. Please disclose in the proxy statement all material estimates, evaluations, forecasts, and projections provided to Duff & Phelps as well as the bases for, and the nature of, the material assumptions underlying the items provided.

10. Please provide us with any analyses, reports, presentations or other similar materials, including the projections and board books, provided to, or prepared by, Duff & Phelps in connection with rendering its fairness opinion. We may have further comments upon receipt of these materials. Also, please provide us with a copy of the engagement letter.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: William B. Sorabella, Esq.
Via Facsimile: (212) 446-6460